Exhibit (a)(5)(ii)
Transcript of Interview by Bloomberg with Mr. Khaw Kheng Joo,
Director and Chief Executive Officer of MediaRing, on May 19, 20061
Bloomberg TV
May 19, 2006, 11.45 am (Singapore)
Paul Gordon
Singapore-based MediaRing is making a cash offer for US-based telephone company. Will it succeed? Let’s try to find out.
Now, Singapore-based MediaRing, an internet phone service provider has begun a cash tender offer to buy all the shares of Pacific Internet or PacNet, that is a US-listed telephone company. It’s offering $8.25 a share in cash. MediaRing owned, as of last month, about 4.8% of the issued shares of PacNet, which currently trades at around $8.50. MediaRing’s offer is open till June 12. The company first announced its intention to buy PacNet in February, and PacNet has said it’s exploring its options besides MediaRing’s offer, including seeking strategic or merger partners.
For more, we are joined now by Khaw Kheng Joo, who is the Chief Executive of MediaRing in Singapore.
Thank you very much for joining us today.
Q: First of all, your rationale — why do you want Pacific Internet?
A: Well I think we can look at it on several levels. On a broader level, we see the continued trend of the convergence of data and voice services. Afterall, they are both IP-based services. Another level is to support our strategy of becoming a leading service provider for both voice and data. As you know, we have successfully rolled out data offering in Cambodia through a joint venture through a very interesting wireless WI-MAX technology. And if you are in Phnom Penh today, you will be able to sign up for our data services which is branded as AngkorNet.
Q: Ok, so you have made your decision. Now as I noted a moment ago, on February 24, you had about 5% of Pacific Internet. Is that still your holding? Have you managed to boost it at all?
A: We are still at around 4.8%.
Q: Do you expect shareholders out there to accept the offer at this kind of price given that shares are currently trading already above your $8.25 offer, at $8.50?
A: I think what we offer is a very fair price. As you will remember, our offer price is around 27.7% premium over the closing market price of the day prior to when we made the announcement of our intention to offer. So I think it’s a fair price.
Q: That said, Vantage owns 29% of PacNet and said it will not accept $8.25 a share and in fact said that it may bid for majority control itself. So how are you going to handle that tussle?
A: Again, we will stay with our story that the price that we offer is a fair price. It represents a premium of over 25% on the closing market price on the day before we made the intention that we would like to make the offer.

[1] The solicitation and the offer to purchase ordinary shares of Pacific Internet Limited (“PacNet”) is only made pursuant to the Offer to Purchase and related materials that MediaRing Ltd filed on May 12, 2006. Holders of PacNet shares should read carefully the Offer to Purchase and related materials because they contain important information. Holders of PacNet shares and investors may download a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that MediaRing has filed with the U.S. Securities and Exchange Commission (“SEC”) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.

Q: That said, if people are not accepting this price and you still want the company, you are going to have to raise your bid. Are you prepared to do that?
A: That is a very speculative question and I think it is not appropriate to respond to a hypothetical case at this point.
Q: Well, let’s look at what the market is thinking about it. Your shares are down about 10% in the last month and that’s partly on concern that you will pay too much. Are those concerns warranted? There is also concern that you will be taking on debt for the first time.
A: I think that is a reasonable trend. And at the same time, I think as you know, our current shareholders are very supportive of the offer we made. We went to the shareholders on the EGM and it passed through quite smoothly. So I think our current shareholders understand the strategy that we are taking, which is in the long run, going to be quite a strong story for the combined entity.
Q: What if you don’t succeed or even if you do, what next? Do you have other acquisition plans?
A: I think we are very hopeful. Currently, we are still very hopeful that we will succeed. And of course, we continuously look at other opportunities, other strategic acquisitions or any expansion opportunity that can add synergy to our current business.
Q: The big gap, at least it seems to me, from a cursory look at your business is China. Pacific Internet was in fact planning an expansion in China. Is it something you would go ahead with yourself?
A: Well as I said, I think we will continue to look at some of the areas that definitely interests us. China is definitely one of them. But we will continue to look at it. The acquisition has to be strategic to us as well as it has to bring a good synergy to our current business.
Ok, thank you very much for joining us today. That was Khaw Kheng Joo Chief Executive of MediaRing, the company bidding for Pacific Internet.
[END OF TRANSCRIPTION]
The Directors of MediaRing (including those who may have delegated detailed supervision of this document) have taken all reasonable care to ensure that the facts stated in this document are fair and accurate and that no material fact has been omitted from this document and they jointly and severally accept responsibility accordingly.
Cautionary Note on Forward-Looking Statements
This document includes certain forward-looking statements. These statements appear throughout this document and include statements regarding MediaRing’s intent, belief or current expectations of, including statements concerning MediaRing’s plans with respect to, the acquisition of all of the PacNet shares. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things, (i) the inability of MediaRing to execute fully its business strategy after increasing its ownership stake in PacNet; (ii) amendments in MediaRing’s business strategies or plans arising from changes in business or market conditions; (iii) general economic, capital market and business conditions; (iv) terrorist attacks on the United States, Singapore or other international targets; (v) competitive factors in the industries in which PacNet and MediaRing operate; (vi) changes in government regulation; (vii) changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and (viii) such other risks and uncertainties described in PacNet’s filings with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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